August 29, 2019

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, Connecticut 06830

       Re: Interactive Brokers Group, Inc.
           Form 10-K for Period Ending December 31, 2018
           Filed February 28, 2019
           Form 10-Q for Period Ending March 31, 2019
           Filed May 9, 2019
           CIK 0001381197

Dear Mr. Brody:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services